Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” in our registration statement on Form F-1 (Registration No. 333-283712) dated October 10, 2025.

Overview

Headquartered in Shibuya-ku, Tokyo, we are a sports and social business company dedicated to youth sports and community engagement. We primarily provide services related to the organization and operations of sports schools and sports events for children. Building upon our experience and know-how in sports education, we also operate a robust social business sector, dispatching sports coaches to meet various community needs.

At the core of our operations is the children’s sports school business (“Sports School Business”). When we refer to a sports school, it refers to a series of courses and programs that we offer to teach a sport, instead of a physical location. As of September 30, 2025, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of September 30, 2025, we held our sports classes at more than 4,600 facility locations in Japan nationwide, serving over 66,000 members. The number of members is based on the number of students taking classes, if a student is enrolled in two different classes, this student is counted as two members. We provide 13 sports schools, from soccer school “Liberta” and basketball school “Porte,” to rhythmic karate school “Quore” and kendo school “Kokoro.” We also offer classes that cater to the various needs of different age groups and sports capability levels. For instance, our “JJMIX” classes offer beginners from the age of two and up the opportunity to experience multiple sports, and our “Rugina” classes are designed specifically for girls. Approximately 88% of our sports school members are elementary school students, with additional programs for preschoolers, nursery school children, kindergarteners, and junior high school students. These classes are taught by professional coaches who bring their expertise and passion to each session, ensuring that students receive high-quality coaching in safe environments. Our sports school business also extends to sports merchandise sales and commissioned special guidance services.

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. Our after-school daycare service supports children with disabilities or developmental characteristics through soccer therapy, promoting independence and improving life skills. Our involvement also extends to facility management services at public sports facilities, focusing on providing sports coaching for people of all ages. Our elderly healthcare initiative offers exercise programs for the elderly, including exercise instruction such as preventive nursing care exercises, yoga, and other health promotion services at community centers and healthcare facilities. By addressing these diverse needs, we aim to promote physical health, social inclusion, and community well-being across different demographics.

Our revenues increased by JPY1,136.6 million ($7.7 million), or 15.3%, from JPY7,419.5 million ($50.1 million) for the nine months ended September 30, 2024, to JPY8,556.1 million ($57.8 million) for the nine months ended September 30, 2025.

Our net income increased by JPY1.6 million ($0.0 million), or 0.7%, from JPY225.1 million ($1.5 million) for the nine months ended September 30, 2024, to JPY226.7 million ($1.5 million) for the nine months ended September 30, 2025.

As of September 30, 2025, we had JPY700,000,000 ($4.7 million) of short term loans, JPY169,252,000 ($1.1 million) of current portion of long term loans, and JPY38,568,000 ($0.3 million) of long term loans outstanding as compared to JPY700,000,000 ($4.7 million) of short-term loans, JPY256,387,000 ($1.7 million) of current portion of long-term loans, and JPY207,820,000 ($1.4 million) of long-term loans outstanding as of September 30, 2024.

Recent Developments

IPO

We consummated our initial public offering (“IPO”) on October 10, 2025, in which we issued 1,250,000 American Depositary Shares (“ADSs”) at a price of $4.00 per ADS, resulting in gross proceeds of approximately JPY739.9 million ($5.0 million) and net proceeds of approximately JPY691.2 million ($4.7 million) after deducting the underwriting discount of approximately JPY48.7 million ($0.3 million).

Our Business Model

We currently generate revenue under our two main business sectors, the sports school business and the social business.

●	Sports school Business: We train professional coaches and instructors and provide high-quality sports lessons to children. Revenue is generated through membership fees, which include registration fees, monthly membership fees, and annual membership fees.

●	Social Business: We provide a variety of customized services to municipalities, other governmental authorities, and schools. Under this business, we primarily offer two services through fixed-fee contracts: school club activity support services and after-school daycare services.

Trend Information

Our sports school business experiences seasonal fluctuations, with lower membership number around March due to school graduations, followed by growth from April to June when the new school year begins. Revenue from event hosting also peaks during school holidays in March, August, and December–January. Our social business cash flows show seasonality as some governmental contracts settle payments around fiscal year-end in March. For further details, see “Trend Information” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our registration statement on Form F-1 (Registration No. 333-283712) dated October 10, 2025.

Key Operating Metrics

We use the following key performance indicators to analyze our business performance and financial forecasts and to develop strategic plans. We believe that these indicators provide useful information to help investors understand and evaluate our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes for calculating these metrics.

These key performance indicators are presented for supplemental informational purposes only; they should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may differ from similarly titled metrics or measures presented by other companies. The following table sets forth a summary of the key operating metrics:

	For the Nine Months Ended September 30,			Period- Over-Period
	2024	2025	2025	2025 to 2024 % Change
Operating Metrics:
Sports school business
Number of members	69,924	71,529	-	2.3%
Average membership duration (Year)	1.82	1.84	-	1.1%
Revenue per capita	JPY9,003,282	JPY9,559,109	US$64,602	6.2%
Social business
Number of schools	235	360	-	53.2%
Revenue per capita	JPY6,436,921	JPY7,635,779	US$51,604	18.6%

For definitions of our key operating metrics, see “Key Operating Metrics” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our registration statement on Form F-1 (Registration No. 333-283712) dated October 10, 2025.

Results of Operations

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for each of the periods indicated:

	For the Nine Months Ended September 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
NET REVENUE
Sports school business	5,690,074,455	76.7%	6,197,489,226	41,883,417	72.4%	507,414,771	8.9%
Social business	1,729,386,188	23.3%	2,358,607,164	15,939,766	27.6%	629,220,976	36.4%
TOTAL REVENUE	7,419,460,643	100.0%	8,556,096,390	57,823,183	100.0%	1,136,635,747	15.3%
COST OF REVENUE	(5,378,876,612)	(72.5)%	(6,145,159,916)	(41,529,769)	(71.8)%	(766,283,304)	14.2%
GROSS PROFIT	2,040,584,031	27.5%	2,410,936,474	16,293,414	28.2%	370,352,443	18.1%
OPERATING EXPENSES:
Selling, general, and administrative expenses	(1,802,047,253)	(24.3)%	(2,055,180,818)	(13,889,172)	(24.0)%	(253,133,565)	14.0%
TOTAL OPERATING EXPENSES	(1,802,047,253)	(24.3)%	(2,055,180,818)	(13,889,172)	(24.0)%	(253,133,565)	14.0%
INCOME FROM OPERATIONS	238,536,778	3.2%	355,755,656	2,404,242	4.2%	117,218,878	49.1%
Interest expenses, net	(12,426,503)	(0.2)%	(9,712,554)	(65,639)	(0.2)%	2,713,949	(21.8)%
Other income (expenses), net	28,722,486	0.4%	(1,899,698)	(12,838)	(0.0)%	(30,622,184)	(106.6)%
INCOME BEFORE INCOME TAX PROVISION	254,832,761	3.4%	344,143,404	2,325,765	4.0%	89,310,643	35.0%
Provision for income taxes	(29,760,927)	(0.4)%	(117,456,137)	(793,783)	(1.4)%	(87,695,210)	294.7%
NET INCOME	225,071,834	3.0%	226,687,267	1,531,982	2.6%	1,615,433	0.7%

Revenue

Total revenue increased by JPY1,136.6 million ($7.7 million), or 15.3%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024.

Sports school business revenue increased by JPY507.4 million ($3.4 million), or 8.9%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase in revenue was mostly driven by: (i) an increase in the number of members by 1,605, from 69,924, as of September 30, 2024 to 71,529 as of September 30, 2025, resulting in an increase in revenue of JPY315.7 million ($2.1 million) and (ii) an increase in the number of customers who joined events hosted by the Company from 136,695 for the nine months ended September 30, 2024 to 142,843 for the nine months ended September 30, 2025, leading to an increase in the sports school business revenue by JPY112.6 million ($0.8 million). The number of customers who joined events refers to the total number of participants, including both members and non-members of the Company. We define the number of customers who participated in events as the total number of times customers attended throughout the nine months. For example, if the same customer attends three events within the same period, this customer is counted as three customers.

Social business revenue increased by JPY629.2 million ($4.3 million), or 36.4%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase in revenue was mostly driven by: (i) an increase in the number of schools by 125, from 235 as of September 30, 2024 to 360 as of September 30, 2025, resulting in an increase in revenue of JPY505.1 million ($3.4 million), and (ii) an increase in after-school daycare service revenue by JPY86.1 million ($0.6 million).

Cost of revenue and gross profit

Cost of revenue increased by JPY766.3 million, or 14.2%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024, driven by the increase in sales noted above and the increase in salaries and welfare expenses due to business expansion.

	For the Nine Months Ended September 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	3,649,036,060	67.8%	4,096,294,998	27,683,280	66.7%	447,258,938	12.3%
Event hosting expenses	653,015,801	12.1%	710,799,007	4,803,670	11.6%	57,783,206	8.8%
School facility rental fees	324,236,077	6.0%	363,788,010	2,458,525	5.9%	39,551,933	12.2%
Travel expenses	282,343,646	5.3%	336,269,329	2,272,551	5.5%	53,925,683	19.1%
Promotion expenses	131,769,209	2.5%	168,644,679	1,139,722	2.7%	36,875,470	28.0%
Others	338,475,819	6.3%	469,363,893	3,172,021	7.6%	130,888,074	38.7%
Total	5,378,876,612	100.0%	6,145,159,916	41,529,769	100.0%	766,283,304	14.2%

Our gross profit increased by 18.1% from JPY2,040.6 million for the nine months ended September 30, 2024 to JPY2,410.9 million for the nine months ended September 30, 2025, along with business expansion.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased by JPY253.1 million, or 14.0%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase in selling, general, and administrative expenses was attributed to (i) the increase in salaries and welfare expenses of JPY137.5 million ($0.9 million) due to business expansion as well as an increase in headquarters personnel in connection with our IPO, (ii) the increase in promotion fees of JPY8.2 million ($0.06 million) due to business expansion, (iii) the increase in office rental fees of JPY14.1 million ($0.1 million) due to business expansion, (iv) the increase in system maintenance fee expenses of JPY17.3 million ($0.1 million) incurred due to the increase in the number of employees, and (v) the increase in recruitment fees of JPY53.8 million ($0.4 million) due to business expansion as well as an increase in headquarters personnel in connection with our IPO.

	For the Nine Months Ended September 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	725,965,898	40.3%	863,439,576	5,835,234	42.0%	137,473,678	18.9%
Office rental fees	212,925,952	11.8%	227,046,368	1,534,408	11.0%	14,120,416	6.6%
System maintenance fees	189,392,976	10.5%	206,677,450	1,396,752	10.1%	17,284,474	9.1%
Commission expenses	174,658,673	9.7%	184,240,963	1,245,124	9.0%	9,582,290	5.5%
Depreciation and amortization expenses	90,057,762	5.0%	96,233,315	650,357	4.7%	6,175,553	6.9%
Promotion fees	82,751,867	4.6%	90,952,532	614,669	4.4%	8,200,665	9.9%
Travel expenses	64,320,946	3.6%	68,107,436	460,279	3.3%	3,786,490	5.9%
Recruitment fees	57,821,656	3.2%	111,573,150	754,025	5.4%	53,751,494	93.0%
Taxes and public dues	73,310,821	4.1%	51,088,776	345,264	2.5%	(22,222,045)	(30.3)%
Office supplies	5,987,269	0.3%	17,422,488	117,743	0.8%	11,435,219	191.0%
Others	124,853,433	6.9%	138,398,764	935,317	6.8%	13,545,331	10.8%
Total	1,802,047,253	100.0%	2,055,180,818	13,889,172	100.0%	253,133,565	14.0%

Other Income (Expenses)

Other income (expenses) decreased by JPY30.6 million, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The decrease in other income (expenses) was attributed to: (i) net franchise income collected (returned) of JPY27,388,150 ($185,093), which was the payments refunded to the franchisees in connection with the transfer of certain business rights, (ii) an eviction compensation of JPY5,500,000 ($37,170) received in connection with the vacating of a leased building.

	For the Nine Months Ended September 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Grant income	14,205,788	49.5%	14,902,919	100,716	(784.5)%	697,131	4.9%
Net franchise income collected (returned)	7,764,628	27.0%	(19,623,522)	(132,618)	1,033.0%	(27,388,150)	(352.7)%
Eviction compensation	5,500,000	19.1%	-	-	-	(5,500,000)	(100.0)%
Loss on disposal of subsidiary	(753,900)	(2.6)%	-	-	-	753,900	(100.0)%
Loss on disposal of long-lived assets	-	-	(168,973)	(1,142)	8.9%	(168,973)	100.0%
Unrealized (loss) gain on short-term investment	(168,000)	(0.6)%	140,000	946	(7.4)%	308,000	(183.3)%
Other income, net	2,173,970	7.6%	2,849,878	19,260	(150.0)%	675,908	31.1%
Total	28,722,486	100.0%	(1,899,698)	(12,838)	100.0%	(30,622,184)	(106.6)%

Income tax provision

Income tax provision was JPY117.5 million for the nine months ended September 30, 2025, as compared to income tax provision of JPY29.8 million for the nine months ended September 30, 2024. Our effective tax rate for the nine months ended September 30, 2024 and 2025 was 11.7% and 34.1%, respectively.

For the nine months ended September 30, 2024, our effective tax rate of 11.7% was significantly lower than the statutory rate of 34.6%. The main reconciling items were a 17.6% decrease attributable to the non-taxable effect of certain costs, an 10.2% decrease from changes in valuation allowance, and a 5.1% increase from tax-per-capita charges.

For the nine months ended September 30, 2025, our statutory tax rate decreased to 30.6% from 34.6%, reflecting the expected reduction in the local enterprise tax rate on income at the end of the fiscal year ending December 31, 2025, as we transition to a large corporation for Japanese tax purposes following our IPO. The key reconciling item between our effective tax rate of 34.1% and our statutory tax rate was a 4.2% increase from tax-per-capita charges.

We had no tax obligation arising from other jurisdictions during the nine months ended September 30, 2024 and 2025. During the nine months ended September 30, 2024 and 2025, we had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income

We reported net income of JPY226.7 million for the nine months ended September 30, 2025, as compared to net income of JPY225.1 million for the nine months ended September 30, 2024.

Financial Guidance

Total revenue is projected to be between JPY11,562.0 million (USD78.1 million) and JPY11,911.5 million (USD80.5 million) for the fiscal year ending December 31, 2025, an increase of approximately 11.9% to 15.3% from JPY 10,329.7 million (USD69.8 million) for the fiscal year ended December 31, 2024.

Income from operations is projected to be between JPY580.0 million (USD3.9 million) and JPY696.5 million (USD4.7 million) for the fiscal year ending December 31, 2025, an increase of 11.6% to 34.0% from JPY519.8 million (USD3.5 million) for the fiscal year ended December 31, 2024.

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